UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Technip Energies N.V.

(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share

(Title of Class of Securities)

87854Y109

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copies to:

Pierre-Yves Chabert

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris, France

Telephone: +33 1 40 74 68 00

Facsimile: +33 1 40 74 68 88

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87854Y109

1.	Names of Reporting Persons. Bpifrance Participations S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,412,567
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,412,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,412,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%[1]
14.	Type of Reporting Person OO

 ________________________________

1 Based on 179,827,459 Ordinary Shares, €0.01 nominal value per share (the “Ordinary Shares”) of Technip Energies N.V. (the “Issuer”) issued as of March 22, 2021, as reported in Euronext Corporate Event Notice number PAR_20210318_07140_EUR, dated March 18, 2021 (the “Euronext Notice”).

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CUSIP No. 87854Y109

1.	Names of Reporting Persons. Caisse des Dépôts et Consignations
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 228,847
	8.	Shared Voting Power 12,412,588
	9.	Sole Dispositive Power 228,847
	10.	Shared Dispositive Power 12,412,588
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,641,435
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%[2]
14.	Type of Reporting Person OO

 ________________________________

2 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

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CUSIP No. 87854Y109

1.	Names of Reporting Persons. EPIC Bpifrance
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,412,567
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,412,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,412,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%[3]
14.	Type of Reporting Person OO

 ________________________________

3 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

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CUSIP No. 87854Y109

1.	Names of Reporting Persons. Bpifrance S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,412,567
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,412,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,412,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%[4]
14.	Type of Reporting Person OO

 ________________________________

4 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

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Explanatory Note

This Schedule 13D relates to the ordinary shares, €0.01 nominal value per share (“Ordinary Shares”), of Technip Energies N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Issuer”).

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (iii) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (iv) Bpifrance S.A.. Bpifrance Participations, CDC, EPIC and Bpifrance S.A. are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations S.A., EPIC and Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is wholly-owned by Bpifrance S.A., a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance.

As of the date hereof, (i) Bpifrance Participations holds directly 12,412,567 Ordinary Shares and (ii) CDC holds directly 228,847 Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of 21 Ordinary Shares, indirectly through its control of CNP Assurances, following the acquisition by CDC of the control of the French public group La Poste on March 4, 2020. CNP Assurances holds directly 21 Ordinary Shares.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to this Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 16, 2021, TechnipFMC plc (“TechnipFMC”) completed its separation into two independent, publicly traded companies: TechnipFMC, a fully integrated technology and services provider, and the Issuer, a leading engineering and technology player. The transaction was structured as a spin-off of a majority stake in the TechnipFMC’s Technip Energies segment in the form of a share dividend pursuant to which holders of TechnipFMC shares, including the Reporting Persons, received one Ordinary Share for every five ordinary shares, $1.00 par value per share of TechnipFMC owned by such shareholder (the “Spin-off”).

On March 31, 2021, Bpifrance Participations purchased 7,474,829 Ordinary Shares at $13.3782 per share for a total purchase price of $100.0 million from TechnipFMC pursuant to the Share Purchase Agreement entered into between Bpifrance Participations and TechnipFMC, dated as of January 7, 2021, as amended on March 31, 2021 (the “Share Purchase Agreement”). Bpifrance Participations obtained the funds to purchase the Ordinary Shares from working capital.

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Item 4.	Purpose of Transaction.

The information included in Items 3 and 6 is incorporated herein by reference.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, (i) Bpifrance Participations holds directly 12,412,567 Ordinary Shares, which represents approximately 6.9% of the Issuer’s Ordinary Shares and (ii) CDC holds directly 228,847 Ordinary Shares, which represents approximately 0.1% of the Issuer’s Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 12,412,567 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of 21 Ordinary Shares, indirectly through its control of CNP Assurances, following the acquisition by CDC of the control of the French public group La Poste on March 4, 2020. CNP Assurances holds directly 21 Ordinary Shares, which represents approximately 0.0% of the Issuer’s Ordinary Shares. In the aggregate, CDC may be deemed to be the beneficial owner of 12,641,435 Ordinary Shares, directly and indirectly (through its joint ownership and control of Bpifrance S.A. and its control of CNP Assurances).

(a)       See also the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 179,827,459 Ordinary Shares of the Issuer issued as of March 22, 2021, as reported in the Euronext Notice.

(b)       See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)       See the information contained in Item 3, which is incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 7, 2021, in connection with the Spin-off, TechnipFMC and Bpifrance Participations entered into the Share Purchase Agreement, pursuant to which Bpifrance Participations agreed to purchase from TechnipFMC for $200.0 million, subject to certain conditions and a purchase price adjustment as described below, a number of Ordinary Shares determined based upon a thirty day VWAP of the Ordinary Shares, less a six percent discount (the “Investment”). The Share Purchase Agreement is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

On March 31, 2021, Bpifrance Participations and TechnipFMC entered into an amendment (the “SPA Amendment”) to the Share Purchase Agreement that amended the number of Ordinary Shares to be acquired by Bpifrance Participations to provide that it would purchase from TechnipFMC 7,474,829 Ordinary Shares at $13.3782 per share for a total purchase price of $100.0 million. Because Bpifrance Participations had already paid $200.0 million to TechnipFMC on February 25, 2021 per the original terms, under the SPA Amendment, TechnipFMC agreed to repay Bpifrance Participations the excess $100.0 million by the thirty fifth (35th) trading day after the Distribution Date (being April 8, 2021). The SPA Amendment is attached as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

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On January 7, 2021, in connection with the Spin-off and the Investment, the Issuer entered into a relationship agreement with TechnipFMC and Bpifrance Participations relating to certain rights and obligations of each of TechnipFMC and Bpifrance Participations as a holder of its shares (the “Relationship Agreement”). Pursuant to the Relationship Agreement, Bpifrance Participations has the right to propose to the board of directors of the Issuer (the “Board”) (i) two nominees, so long as it owns at least 18% of the outstanding Ordinary Shares and ADRs, in the aggregate, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding Ordinary Shares and ADRs, in the aggregate. Effective as February 16, 2021 (the “Distribution Date”), Bpifrance Participations is entitled to propose two non-executive members for election at future general meetings occurring prior to the vote on the Issuer’s annual financial statements of the fiscal year following the year in which the Distribution Date occurs, regardless of the percentage of Ordinary Shares and ADRs it owns. The Relationship Agreement is attached as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Pursuant to the Relationship Agreement, Bpifrance Participations agrees not to transfer, without the permission of the Issuer, the 7,474,829 Ordinary Shares acquired on March 31, 2020 for 180 days following the Distribution Date.

Until the earlier of (i) the occurrence of a change of control of the Issuer and (ii) the termination of the Relationship Agreement, at any general or special meeting of the Issuer at which the election of any director that has been proposed by Bpifrance Participations pursuant to the Relationship Agreement is submitted to a vote of holders of Ordinary Shares and ADRs, TechnipFMC shall vote, or cause to be voted, all Ordinary Shares and ADRs beneficially owned by TechnipFMC in favor of the election of each such director.

Until the earlier of (i) the date on which Bpifrance Participations no longer maintains beneficial ownership of any outstanding Ordinary Shares and (ii) a change of control of the Issuer, at any general or special meeting of the Issuer at which the election of any director that has been proposed by TechnipFMC pursuant to the Separation and Distribution Agreement, dated as of January 7, 2021, by and between TechnipFMC and the Issuer, is submitted to a vote of holders of Ordinary Shares and ADRs, Bpifrance Participations shall vote, or cause to be voted, all Ordinary Shares beneficially owned by Bpifrance Participations in favor of the election of each such director.

Bpifrance Participations proposed Arnaud Caudoux and Didier Houssin for election to the Board and they were elected as non-executive directors of the Issuer, effective as of February 16, 2021.

Item 7.	Material to be Filed as Exhibits.

99.1       Share Purchase Agreement, dated as of January 7, 2021, by and between TechnipFMC and Bpifrance Participations (incorporated herein by reference to Exhibit 10.2 to TechnipFMC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2021 (File No. 001-37983)).

99.2       Amendment No. 1 to the Share Purchase Agreement, dated as of March 31, 2021, by and between TechnipFMC plc and Bpifrance Participations (incorporated herein by reference to Exhibit 99.5 to Bpifrance Participations’s Schedule 13D filed with the Securities and Exchange Commission on April 1, 2021 (File No. 005-89993)).

99.3       Relationship Agreement, dated as of January 7, 2021, by and among the Issuer, Bpifrance Participations and TechnipFMC (incorporated herein by reference to Exhibit 10.3 to TechnipFMC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2021 (File No. 001-37983)).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2021

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin*
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse Des Dépôts et Consignations

By:	/s/ Manuela Laudic**
	Name:	Manuela Laudic
	Title:	Head of Dealing Desk and Shareholding Monitoring

Epic Bpifrance

By:	/s/ Sophie Paquin***
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations SA. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D, and hereby incorporated herein by reference.

** Manuela Laudic is signing on behalf of Caisse des Dépôts et Consignations by virtue of a decision dated February 8, 2021 filed as Exhibit 1 hereto, incorporated herein by reference.

***Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G, and hereby incorporated herein by reference.

**** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D, and hereby incorporated herein by reference.

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APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

App - 1

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

App - 2

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

MARIE-ANNE LAVERGNE	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

NAOMI PERES	Director, Deputy General Secretary for Public Investment

App - 3

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE	Director, Vice-president of the Regional Council of Auvergne-Rhone-Alpes, delegate for the economy and companies

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

App - 4